July 1, 2013

Via EDGAR

Larry Sprigel, Esq. and Justin Kisner, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Zoom Telephonics, Inc.
Registration Statement on Form S-1
Filed May 29, 2013
File No. 333-188926

Dear Mr. Sprigel and Mr. Kisner:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated June 24, 2013 (the “Comment Letter”) to Zoom Telephonics, Inc. (the “Company”) with respect to the registration statement referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

General

1.           We note that if you cancel the rights offering, all subscription payments will be returned “as soon as practicable.”  This timing is too vague. Please provide a more definite timeframe (e.g. days, weeks, etc.).

Response
We have revised the registration statement to state that in the event the Company cancels the rights offering, all subscription payments will be returned within 5 business days.

2.           Clarify how shareholders will be notified if the offering is cancelled, terminated or extended.

Response
We have revised the registration statement to state that in the event the rights offering is cancelled, terminated or extended, we will notify shareholders of such cancellation, termination or extension by issuing a press release.  We will file a copy of the press release with the Commission on Form 8-K.

3.           Please confirm that you provided notice of this offering to the Financial Industry Regulatory Authority pursuant to Rule 10b-17 of the Securities Exchange Act of 1934.

Response
We filed the notice of our offering with the Financial Industry Regulatory Authority on May 31, 2013.

4.    We note your statement that you reserve the right in your sole discretion to amend or modify the terms of the rights offering.  Please confirm that if such changes result in a new security being offered shareholders will be afforded an opportunity to change their investment decision.
Response
We have modified the registration statement to delete the statement that we reserve the right to amend or modify the terms of the rights offering since we do not reserve such a right.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 36

Three Months Ended March 31, 2013 Compared to Three Months Ended March 21, 2012, page 36

5.    As required by Item 303(a)(3)(iii) of Regulation S-K, please provide a narrative discussion addressing the extent to which your reported decrease in net sales for the first quarter of 2013 compared to the first quarter in 2012 is attributable to increased price, increased volume, the introduction of new products or services, the increased competitive conditions to offer high-demand products such as, DSL and cable broadband modems, to a select number of desired customers, or other relevant factors.

Response
We have revised the registration statement with a narrative discussion that addresses your request.

Results of operations, page 36

Three months ended March 31, 2013 to three months ended March 31, 2012

6.    We note that the sales in the first quarter of 2013 have significantly decreased when compared to the same period last year. Also we note that inventory balance has increased since December 31, 2012.  Please disclose how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products.

Response
We have revised the registration statement to include the following information responsive to your comment:  “Zoom determines its inventory reserves for obsolete and slow moving products by reviewing for each Zoom product its past and forecast sales, open sales orders, inventory levels, planned product changes, and anticipated price drops.  Zoom takes a reserve if this data suggests that Zoom is likely to need to sell a product's inventory below its current inventory valuation in order to sell all of that product's  inventory within the next 12 months.”

Fiscal 2012 Compared to Fiscal 2011, page 40

Liquidity and Capital Resources, page 40

7.           You repeat your liquidity and capital resources discussion for 2013 in this section.  Please delete this repetitive discussion or replace with a of liquidity and capital resources for the years 2011 and 2012.

Response
We have revised the registration statement to delete this repetitive discussion.

8.    Based on your disclosure on page 41, your Financing Agreement has a two year term and has a balance $910,807 as of December 31, 2012.  As such, please include your debt- obligations in your contractual obligations table on page 42.

Response
We have revised the registration statement to include our debt-obligations in the contractual obligation table on page 42.

Business, page 42

Competition, page 49

9.    As a result of its spin-off from Zoom Technologies in 2009, the company became an independent company.  Confirm that your company does not compete against Zoom Technologies.  Describe any continuing relationships between the two companies.
Response
We hereby confirm that our company does not compete against Zoom Technologies.  We have no continuing relationship other than the trademark agreement we filed with the Commission on Form 8-K with the SEC on October 22, 2010.  In addition, Zoom Telephonics owns 80,000 shares of Zoom Technologies as previously disclosed, and some Zoom directors and officers own Zoom Technologies shares that in aggregate total under 2% of Zoom Technologies’ outstanding shares.

Legal Proceedings, page 53

10.    Please revise to include the name of the court or agency in which the proceedings are pending, a description of the factual basis alleged underlying each proceeding, and the relief sought.  Refer to Item 103 of Regulation S-K.
Response
We have revised the registration statement to include the following information responsive to your comment:
“On October 15, 2012, Telecomm Innovations LLC filed suit against us in the U.S. District Court for the District of Delaware for patent infringement.  See Telecomm Innovations LLC v. Zoom Telephonics, Inc., Civil Action No. 1:12-cv-01337-SLR (D. Del.).  Telecomm Innovations alleges that it owns U.S. Patent No. 5,396,519 Patent (“the ‘519 Patent”) and U.S. Patent No. 5,600,712 (“the '712 Patent”) and that we directly and indirectly infringe claims of the '519 Patent and the ’712 Patent, including by making, using, importing, selling, offering for sale, and/or providing or causing to be used products that incorporate dial up modems, including, without limitation, products such as Model 3095 (USB Mini External Modem).  Telecomm Innovations seeks an unspecified amount in damages and attorneys’ fees.  We intend to defend our rights vigorously, and have counterclaimed that the ‘519 Patent and the ’712 Patent are invalid and not infringed.  This matter is currently in a limited discovery phase, and its outcome is uncertain.”

Board of Directors and Management, page 53

Information Regarding the Board of Directors, page 53

11.           Please revise to identify the principal occupation held by Mr. Peter R. Kramer during the past five years.  Refer to Item 401(e)(1) of Regulation S-K.  Further, please explain the listing of Mr. Kramer’s current principal occupation as “Artist” on page 53.  We note Mr. Kramer has been a director of the company since 1977 and served as Executive Vice President from May 1977 until November 2009.

Response
Mr. Kramer retired from his position of Executive Vice President in 2009.  He is currently a full time independent artist.

12.   Please disclose any other directorships held, including any other directorships held during the past five years, by each director.  Refer to Item 401(e)(2) of Regulation S-K.
Response
We have confirmed that the registration statement accurately discloses any other directorships held, including any other directorships held during the past five years, by each director.

Summary of United States Federal Income Tax Consequences, page 60

13.           We note several representations which may be material to investors.  Please file an opinion of counsel or of an independent public or certified public accountant or, in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to the shareholders as described in the filing, or explain why such an opinion need not be filed.  Refer to Item 601(b)(8) of Regulation S-K.  For further guidance, please refer to Section III.A.2, Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Response
We have provided the tax opinion requested above as Exhibit 8.1.

Notes to Financial Statements Years Ended December 31, 2011 and 2012, page F-7

(2) Summary of Significant Accounting Policies, page F-7

(h) Revenue Recognition, page F-9

14.    We note based on your discussion on page F-8 you have significant consigned inventory.  As such please disclose your revenue recognition policy as it relates to consignment sales.

Response
We have revised the registration statement to include the following disclosure:
“When Zoom consigns inventory to a retailer, sales revenue for an item in that inventory is recognized when that item is sold to by the retailer to a customer. The item remains in Zoom inventory when it is consigned, and moves out of Zoom inventory when the item is sold by the retailer.”

Item 17. Undertakings, page II-4

15.    Please disclose whether the company reserves the right to reoffer unsubscribed shares publicly.  If true, provide the necessary disclosure pursuant to Item 512(c) of Regulation S-K.

Response
Zoom Telephonics, Inc. does not reserve the right to reoffer unsubscribed shares publicly.

Item 17. Undertakings, page II-5

16.     As you cannot incorporate subsequent Exchange Act documents by reference, delete the Item 512(b) undertaking of Regulation S-K.  For guidance please refer to Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Rules, Question and Answer 212.11, available at on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response
We have deleted the Item 512(b) undertaking of Regualtion S-K.

Signatures, page II-6

17.    Please revise to include the controller or principal accounting officer signature in addition to your principal executive officer and principal financial officer.  See Instruction 1 to “Signatures” on Form S-1.

Response
We have revised the registration statement to include a signature by our controller.

*               *               *

As part of this response letter, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at 617-753-0003.

 Sincerely,

 /s/  Frank Manning

 Frank Manning
               President and Chief Executive Officer